Exhibit 4.3

DESCRIPTION OF SECURITIES REGISTERED

UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The following is a summary of the shares (the “Shares”) of the SPDR® Gold MiniSharesSM Trust (“GLDM”), a series of The World Gold Trust (the “Trust”), which is the only class of securities of GLDM that is registered under Section 12 of the Securities Exchange Act of 1934.

GENERAL

The Trust was formed as a Delaware statutory trust on August 27, 2014 and consists of multiple series (each, a “Series”). Each Series issues common units of beneficial interest that represent units of fractional undivided beneficial interest in and ownership of such Series. GLDM is the only operational Series. The Trust is sponsored by WGC USA Asset Management Company, LLC (the “Sponsor”).

Each Share represents an equal beneficial interest in the net assets of GLDM, and each holder of the Shares (the “Shareholder”) is entitled to receive such holder’s pro rata share of distributions of income and capital gains, if any, made with respect to GLDM. Upon redemption of the Shares, the applicable Shareholder shall be paid solely out of the funds and property of GLDM. All Shares are fully paid and non-assessable.

SHARE SPLITS

If the Sponsor believes that the per Share price in the secondary market for Shares has fallen outside a desirable trading price range, the Sponsor may cause GLDM to declare a split or reverse split in the number of Shares outstanding and to make a corresponding change in the number of Shares constituting a Creation Unit (100,000 Shares).

DISTRIBUTIONS

No Share shall have any priority or preference over any other Share with respect to dividends or distributions of the Trust or otherwise. All dividends and distributions shall be made ratably among all Shareholders from the assets of GLDM according to the number of Shares held of record by such Shareholders on the record date for any dividend or distribution or on the date of termination of the Trust, as the case may be.

VOTING AND APPROVALS

Under the Fourth Amended and Restated Agreement and Declaration of Trust dated as of April 16, 2018, between the Sponsor and the Delaware Trust Company, Shareholders have no voting rights except as the Sponsor may consider desirable and so authorize in its sole discretion.

THE SECURITIES DEPOSITORY; BOOK-ENTRY-ONLY SYSTEM; GLOBAL SECURITY

The Depository Trust Company (“DTC”) acts as securities depository for the Shares. DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of DTC Participants and to facilitate the clearance and settlement of transactions in such securities among the DTC Participants through electronic book-entry changes. This eliminates the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations, some of whom (and/or their representatives) own DTC. Access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly. DTC is expected to agree with and represent to the DTC Participants that it will administer its Book-Entry System in accordance with its rules and bylaws and the requirements of law.

Individual certificates will not be issued for the Shares. Instead, one or more global certificates will be signed by the BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, as the administrator of the Trust (the “Administrator”) and the Sponsor on behalf of GLDM, registered in the name of Cede & Co., as nominee for DTC, and deposited with the Administrator on behalf of DTC. The global certificates will evidence all of the Shares outstanding at any time. The representations, undertakings and agreements made on the part of GLDM in the global certificates are made and intended for the purpose of binding only GLDM and not the Administrator or the Sponsor individually.

Upon the settlement date of any creation, transfer or redemption of Shares, DTC will credit or debit, on its book-entry registration and transfer system, the amount of the Shares so created, transferred or redeemed to the accounts of the appropriate DTC Participants. The Administrator and the Authorized Participants will designate the accounts to be credited and charged in the case of creation or redemption of Shares.

Beneficial ownership of the Shares will be limited to DTC Participants, Indirect Participants and persons holding interests through DTC Participants and Indirect Participants. Owners of beneficial interests in the Shares will be shown on, and the transfer of ownership will be effected only through, records maintained by DTC (with respect to DTC Participants), the records of DTC Participants (with respect to Indirect Participants), and the records of Indirect Participants (with respect to Shareholders that are not DTC Participants or Indirect Participants). Shareholders are expected to receive from or through the DTC Participant maintaining the account through which the Shareholder has purchased their Shares a written confirmation relating to such purchase.

Shareholders that are not DTC Participants may transfer the Shares through DTC by instructing the DTC Participant or Indirect Participant through which the Shareholders hold their Shares to transfer the Shares. Shareholders that are DTC Participants may transfer the Shares by instructing DTC in accordance with the rules of DTC. Transfers are made in accordance with standard securities industry practice.

DTC may decide to discontinue providing its service with respect to Creation Units and/or the Shares by giving notice to the Administrator and the Sponsor. Under such circumstances, the Administrator and the Sponsor will either find a replacement for DTC to perform its functions at a comparable cost or, if a replacement is unavailable, terminate GLDM.

The rights of the Shareholders generally must be exercised by DTC Participants acting on their behalf in accordance with the rules and procedures of DTC. Because the Shares can only be held in book-entry form through DTC and DTC Participants, investors must rely on DTC, DTC Participants and any other financial intermediary through which they hold the Shares to receive the benefits and exercise the rights described in this section. Investors should consult with their broker or financial institution to find out about procedures and requirements for securities held in book-entry form through DTC.